Filed by Applied Micro Circuits Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-9(a) of the Securities Exchange Act of

1934, as amended

Subject Company: Applied Micro Circuits Corporation

Commission File No. 000-23193

APPLIED MICRO EMPLOYEE Q & A’S

REGARDING ANNOUNCED MACOM ACQUISITION

December 6, 2016

When will the MACOM acquisition become effective?

As announced on November 21, 2016, MACOM Technology Solutions Holdings, Inc. (“MACOM” or “MTSI”) intends to acquire Applied Micro Circuits Corporation (“AppliedMicro” or “AMCC”) through a tender offer and merger process, the completion of which is subject to the satisfaction of numerous closing conditions. Three primary milestones need to be completed: (1) The tender offer process, to be initiated by MACOM, will require the holders of a majority of shares of AppliedMicro common stock to agree to tender their shares to the purchaser in exchange for cash and a predetermined number of MACOM shares. (2) MACOM will need to register its shares for this purpose, a process that will require multiple approval gates with government and stock market authorities. (3) The U.S. government shall have completed its official review of potential antitrust implications of the acquisition transaction, a process known as the Hart-Scott-Rodino filing and review process, and determined that it will take no action with respect to it. In addition, several other closing conditions, such as obtaining all necessary third party consents to the merger, must be satisfied or waived. The whole pre-closing process is expected to be completed during the first calendar quarter of 2017.

What will happen to my pay and benefits?

Employee compensation following the acquisition is covered by the terms of the Agreement and Plan of Merger and Reorganization dated as of November 21, 2016, also referred to internally as the Definitive Agreement (the “DA”), which is published here. Section 6.4(a) of the DA states generally that, at least until December 31, 2017, AppliedMicro employee salaries, wages and severance benefits following the acquisition will be no less than what they are today; and employee benefits (other than new equity awards) and annual cash bonus opportunities will in the aggregate be substantially comparable to what they are today (or to similarly situated employees of MACOM). In addition, MACOM will continue to honor previously identified AppliedMicro milestone payments and bonus plans.

What will happen with our ESPP plan?

Employee Stock Purchase Plan (“ESPP”) treatment is covered under Section 3.3(f) of the DA. No new offering or purchase periods under the ESPP will commence in the future. If the acquisition is not completed by January 31, 2017, then the final ESPP purchase (relating to the offering period that commenced on August 1, 2016) will occur normally on January 31, 2017. If the acquisition is completed before January 31, 2017, then the final ESPP purchase will occur on the last business day prior to the transaction closing date. Any shares purchased under the ESPP will be treated as outstanding Applied Micro shares, cancelled at closing and converted into the right to receive the transaction consideration. Please note that under the terms of the DA, AppliedMicro may not accept any new enrollments into the ESPP plan at this time, and the ESPP’s terms do not allow any employee to increase his or her contribution rate at this time.

What will happen with my unvested RSUs?

Under Section 3.3(d) of the DA, each outstanding AMCC RSU that is unvested at the time of closing will be converted into a MTSI RSU based on an exchange ratio formula determined as of the last trading day immediately prior to closing. The exchange ratio formula will be the closing AMCC price per share divided by the closing MTSI price per share. The unvested MTSI RSUs issued upon conversion of the AMCC RSUs will generally possess the same remaining vesting schedule and terms as were in place for the AMCC RSUs.

What will happen to any unexercised AMCC stock options?

Options are addressed under Section 3.3(a) and 3.3(b) of the DA. Outstanding AMCC options that are vested and “in-the-money” at the time of closing (i.e., have an exercise price lower than the value of the transaction consideration per AMCC share) will be exchanged for cash and MTSI stock consideration in an aggregate amount equal to the “in-the-money” portion of the AMCC option, similar to a cashless exercise. Outstanding AMCC options that at the time of closing are still unvested or are out-of-the money (i.e., have an exercise price equaling or exceeding the value of the transaction consideration per AMCC share) will convert into similarly unvested and/or out-of-the-money MTSI options, using an exchange ratio formula similar to that used for unvested RSUs, and with applicable AMCC option grant terms generally carried forward into the MTSI option grant terms.

Will employees be subject to any post-closing lock-up period for selling the MTSI shares they receive in the transaction?

There is no lock-up period for AppliedMicro employees. However, all continuing employees will be subject to MACOM’s standard Insider Trading guidelines. Additionally, employees in possession of material inside information will be restricted from trading in accordance with applicable SEC rules and regulations.

What is the plan for the ARM-based Compute business prior to completion of the acquisition?

Prior to consummation of the acquisition transaction with MACOM, AppliedMicro will continue to operate independently and fully execute and support our Compute business plan, including continued supply chain activities for our PPC, X-Gene, X-Gene 2 and HeliX products lines, and continued development, testing and customer validation activities for X-Gene 3.

What is the plan for the ARM-based Compute business after the closing?

MACOM has publicly stated that this business, while well positioned, is not a long-term strategic fit for MACOM, and that MACOM intends to divest this business (including its related technology, products and employees) to a third party to be determined subsequent to the closing of the acquisition.

What will happen with the Vietnam Design Center (“VDC”)?

Since VDC is tied closely to the ARM-based Compute portion of AppliedMicro, it is likely that VDC will be bundled with that business.

What will happen with the India design center?

Generally, employees working on Connectivity or embedded PowerPC products will continue performing their roles. Employees working on ARM-based server products may be tied to any ARM-based Compute business divestiture. There are a number of “shared” employees working on both Connectivity and ARM products. Starting the week of December 5, 2016, AppliedMicro and MACOM management will work to identify the skills, experience, strengths and weaknesses of each of the shared employees, both in North America and India, in order to determine which business group they should be assigned to post-closing. Please be patient as we work through this process; it is important and we want to do the best job we can for each employee.

Will the Pune and Bangalore locations be consolidated?

AppliedMicro has design center operations in both Pune and Bangalore in order to access the best talent each city has to offer. From a talent management perspective, what has worked to our benefit is anticipated to also work to MACOM’s benefit post-closing. At this time there are no plans for consolidation. As with any business, MACOM regularly evaluates both growth and consolidation of sites across the world, not just in India, in light of the needs of the business.

How will gratuity compensation be handled in India?

As mentioned earlier, compensation and benefit elements like gratuity compensation will remain the same at least through December 31, 2017.

If my job is eliminated after the acquisition closing, what protections do I have?

If it gets to that point, employees will have the benefit of statutory notice periods and will receive the same bundle of severance benefits that is in place at AppliedMicro today. Additionally, we understand that MACOM maintains and promotes a “best athlete” culture, meaning that even if the ARM-based Compute business is not divested as intended after the closing, many of the affected employees may find other opportunities within MACOM.

How will MACOM support the PowerPC embedded products business?

MACOM currently plans to maintain and support our embedded PowerPC products following divestiture of the ARM-based Compute business, including sustaining PowerPC engineering, applications engineering and QA. MACOM and AppliedMicro management will work together to identify the individuals to be assigned to these ongoing efforts. These plans could change depending on the buyer of the ARM-based Compute business.

How are AppliedMicro’s customers reacting to the news of MACOM’s intent to divest the ARM-based Compute business?

AppliedMicro Sales and Marketing for our ARM-based Compute products is actively engaged with our lead customers of those products, to provide assurances regarding continued customer support and answer related inquiries. If you receive questions from customers, you should promptly refer them to Mike Lampe or Paramesh Gopi.

What are the go-forward plans for SG&A employees?

MACOM does not intend to rush into broad-brush changes of AppliedMicro SG&A staff. Consistent with identifying the appropriate infrastructure to successfully carry forward AppliedMicro as a subsidiary and consistent with MACOM’s “best athlete” culture, MACOM and AppliedMicro staff will work together to identify an integration or transition plan for SG&A employees. MACOM has pledged to methodically evaluate and integrate all employees. MACOM’s Finance and HR leadership has already met with members of AppliedMicro’s Finance and HR teams. We expect that Operations, Sales and Legal will do the same in coming weeks.

Are service-based entitlements carried forward?

Yes. Under Section 6.4(b) of the DA, MACOM will recognize prior AppliedMicro service as it pertains to service-based entitlements such as vacation or severance benefits.

When will AMCC stock stop trading on the NASDAQ?

AMCC stock will continue to trade until day’s end on the acquisition closing date, or at the end of the immediately preceding trading day if the closing occurs before the opening of trading on the closing date. Until then, AppliedMicro’s established trading rules and restrictions, including without limitation Insider Trading windows, generally will apply.

When can we expect more clarification and detail from AppliedMicro management?

AppliedMicro employees are used to our “startup culture” that typically includes transparency and nimble decision-making. Please recognize that during this interim period, both MACOM and AppliedMicro must adhere to rules and restrictions designed for a “public-to-public” company acquisition such as ours. This may mean AppliedMicro employees will not hear clear, concise information as quickly as they would like. MACOM and AppliedMicro management teams have a very good working relationship, and we are approaching integration planning issues in a friendly, cooperative manner. Please understand that resolving open employee issues and concerns is a top priority of management of each company. MACOM and AppliedMicro will provide more employee information as it becomes available and permissible to distribute.

What will happen to employees on a H1 or L1 Visa working in the US, or for “in-flight” permanent residency applications?

Upon the closing of the acquisition, MACOM will acquire AppliedMicro and will succeed to AppliedMicro’s immigration activities. For employees on visa who are tied to the divestiture of the ARM-based Compute product line, MACOM will make every reasonable effort to not disrupt employee immigration status. MACOM’s in-house Immigration Specialist will be on site in Santa Clara during the week of December 5, 2016, to meet with our immigration attorneys and employees on visa.

Note to all AppliedMicro employees: The information presented in these Q&A’s (1) is not intended to serve as legal or tax advice and should not be used or relied upon as such; (2) is qualified in its entirety by the terms and conditions set forth in the DA, and (3) is believed to be accurate as of the date hereof, but is subject to change in the future without notice and to the parties’ performance of and compliance with the terms and conditions of the DA.

Forward-Looking Statements

DISCLOSURE NOTICE: This document contains forward-looking information related to AppliedMicro, MACOM and the proposed acquisition of AppliedMicro by MACOM that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition; the anticipated timing of closing of the acquisition; employee compensation following the acquisition closing; treatment of equity compensation plans and awards in connection with the acquisition; the potential post-closing divesting of AppliedMicro’s ARM-based Compute business; the future of the Vietnam design center; the future of the India design center, including both the Pune and Bangalore locations; the future of employees in job positions that may be eliminated after the acquisition closing; the future treatment of the PowerPC embedded products business; the go-forward plans for SG&A employees; the treatment of service-based entitlements of current AppliedMicro employees by MACOM; and the future of employees on a H1 or L1 Visa working in the US or for “in-flight” permanent residency applications. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all; uncertainties as to how many of AppliedMicro’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; the risk of litigation and/or regulatory actions related to the proposed acquisition; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; negative effects of the announcement or the consummation of the proposed acquisition on the market price of MACOM’s common stock and on MACOM’s operating results; significant transaction costs; unknown liabilities; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to sustain and increase the rate of growth in revenues for AppliedMicro products; and competitive developments.

A further description of risks and uncertainties relating to AppliedMicro and MACOM can be found in their respective Annual Reports on Form 10-K for the fiscal years ended March 31, 2016 and September 30, 2016, respectively, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

The information contained in this document is as of December 5, 2016. Neither AppliedMicro nor MACOM assumes any obligation to update forward-looking statements contained in this document as the result of new information or future events or developments.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of AppliedMicro stock described in this communication has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that MACOM and its offering subsidiary, Montana Merger Sub I, Inc. (“Purchaser”), will file with the SEC.

Purchaser plans to file a Tender Offer Statement on Schedule TO, together with other related exchange offer documents, including a letter of transmittal, in connection with the offer; AppliedMicro plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer; and MACOM plans to file a Registration Statement on Form S-4 that will serve as a prospectus for the MACOM stock to be issued as consideration in the offer and the mergers. These documents will contain important information about MACOM, AppliedMicro and the mergers. AppliedMicro stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to AppliedMicro stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting MACOM’s investor relations department at 949-224- 3874 or AppliedMicro’s investor relations department at 415-217-4962.

In addition to the SEC filings made in connection with the transaction, each of AppliedMicro and MACOM files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. MACOM’s and AppliedMicro’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.